[LOGO]


FOR IMMEDIATE RELEASE

               PARADIGM GEOPHYSICAL REPORTS THIRD QUARTER RESULTS

                -- REVENUE INCREASES 10 PERCENT OVER LAST YEAR --
         -- EPS AT 5 CENTS INCREASE OVER 2 CENTS FOR SECOND QUARTER --


NEW YORK, OCTOBER 25, 2000: Paradigm Geophysical (NASDAQ:PGEO) today announced its third quarter results for the period ending September 30th, 2000.

HIGHLIGHTS

     - TOTAL REVENUES for the quarter reached $14.3 million, an increase of 10% over the same period last year, and an increase of 2% over the second quarter of this year.

     - TOTAL REVENUES year-to-date at $42.4 million have grown 11% compared to year-to-date 1999.

     - EPS FOR THE QUARTER were $0.05, up 155% from the second quarter of 2000 compared with a loss of $0.04 from the same quarter in 1999. Before amortization of goodwill EPS were $0.06, a 100% increase over the second quarter 2000.

     - EPS FOR THE FIRST NINE MONTHS of 2000 were $0.09 and $0.11 before amortization of goodwill, compared to a loss of $0.34 and $0.31, respectively, for the first nine months of 1999.

     - EBITDA was $2.7 million for the quarter and $7.6 million for the nine months ended September 30, 2000.

     - CASH FLOW PER SHARE for the third quarter of this year was $0.19, a 96% increase over the same period last year.

SUMMARY KEY RESULTS AND COMPARATORS

QUARTERLY BASIS

                                               Third Quarter
                                       -----------------------------------
                                       2000         1999        % Change        Q2 '00       % Change
                                                              year-to-year                   Qr-to-Qr
                                       --------------------------------------------------------------
        (US$ per share)
EPS                                     $0.05      ($0.04)                        $0.02      155%
EPS before Goodwill                     $0.06      ($0.03)                        $0.03      100%
CFPS                                    $0.19        $0.10         96%            $0.17       13%
-----------------------------------------------------------------------------------------------------
         (US$ million)
Revenue                                 $14.3        $12.9         10%            $14.1       2%
Operating Income/(Loss)                 $0. 8       ($0.4)                        $ 0.4       99%
Net Income/(Loss)                        $0.6       ($0.5)                        $ 0.3      100%
                                 --------------------------------------------------------------------

YEAR-TO-DATE BASIS

                                                   ------------------------------------
                                                              Year to Date
                                                   ------------------------------------
                                                   2000        1999          % Change
                                                                           year-to-year
                                                   ------------------------------------
                      (US$ per share)
              EPS                                     $0.09     ($0.34)
              EPS before Goodwill                     $0.11     ($0.31)
              CFPS                                    $0.55      $0.05         900%
              -------------------------------------------------------------------------
                       (US$ million)
              Revenue                                 $42.4       $38.1         11%
              Operating Income/(Loss)                  $1.6      ($3.7)
              Net Income/(Loss)                        $1.2      ($4.1)
                                               ----------------------------------------


MANAGEMENT COMMENTS

Eldad Weiss, Chairman and CEO stated, "This year we have focused our efforts in maintaining and growing company profits and return to shareholders. This is the fourth quarter of positive earnings, with operating costs each quarter this year holding steady except for the planned seasonal variations. We consider the current global infrastructure to be adequate to support an even higher level of product sales."

"The quarter was characterized by significant activity in strengthening our product offerings and our strategic alliances, through the Flagship, Chevron, TotalFinaElf and Sysdrill agreements. Winning the TGS-NOPEC services contract, to provide depth-imaging services in the Mississippi Canyon region of the Gulf of Mexico, and the continuing demand for our services by the oil and gas industry reinforces Paradigm's strong market position as the leading complete geoscience solution provider to the industry."

DETAILED RESULTS

QUARTERLY BASIS

                                        ------------------------------------------------------------
                                                 Third Quarter
                                        -------------------------------------
                                         2000         1999        % Change       Q2 '00     % Change
                                                                 year-to-year               Qr-to-Qr
                                        ------------------------------------------------------------
         (US$ million)
Product Revenues                        $ 9.9        $ 8.9           11%          $ 9.9        1%
Product revenues net of                 $ 9.5        $ 7.7           23%          $ 9.2        3%
   hardware & turnkey
Services Revenues                       $ 4.4        $ 4.0            8%          $ 4.2        4%
Operating Expenses                      $13.5        $13.3            1%          $13.7       -1%
Cash Flow                               $ 2.6        $ 1.3           102%         $ 2.3       13%
EBITDA                                  $ 2.7        $ 1.4           100%         $ 2.4       12%
                                        -------------------------------------------------------------

YEAR-TO-DATE BASIS

                                                      ----------------------------------
                                                              Year to Date
                                                      ----------------------------------
                                                      2000         1999     % Change
                                                                            year-to-year
                                                      ----------------------------------
                       (US$ million)
              Product Revenues                        $30.0        $29.5         2%
              Product revenues net of                 $28.0        $22.7        23%
                 hardware & turnkey
              Services Revenues                       $12.4        $ 8.5        46%
              Operating Expenses                      $40.7        $41.8        (2%)
              Cash Flow                               $ 7.1        $ 0.6      1022%
              EBITDA                                  $ 7.6        $ 1.0       683%
                                               -------------------------------------------


PRODUCT REVENUES net of occasional hardware and the 1999 turnkey project increased by 23 percent over the same quarter in 1999, and by 3 percent over the previous quarter this year. On a year-to-date basis, product revenues on this net basis show a 23 percent increase over year-to-date 1999.

SERVICES REVENUES: Year-to-date revenues reached $12.5 million, a 46 percent increase over the service revenues for the first three quarters in 1999 of $8.5 million, and 8 percent over full 1999 service revenues of $11.5 million. Last year was a record year for Services revenue for the company, and it expects this trend to continue in 2000. Recent contract wins have required an increase in installed capacity, and the positive revenue and income impact of these events will be evident in the forthcoming quarters.

OPERATING EXPENSES: Management has held infrastructure and staff essentially steady throughout the year, with a resulting one percent growth in operating expenses over the previous quarter.

BALANCE SHEET: The Company's balance sheet remains strong. At September 30, 2000, total long-term debt (including current maturities) was 14% of shareholders' equity while current assets exceed all current liabilities by 76%.


About Paradigm

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.



Safe Harbor statement: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "`believes," "expects," "may,'" "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions,
(4) the company's ability to raise needed additional capital, (5) rapid technological changes that could make the company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (6) changes in product sales mix (7) product transitions by the Company and its competitors, (8) the impact of competitive products and pricing, (9) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For more information please contact:

Paradigm Geophysical Ltd.
Brian Berman
Chief Financial Officer
Phone: +972-9-970-9339
Fax: +972-9-970-9319
Email:  brian@paradigmgeo.com

The Ruth Group
Denise Roche
Phone: +1-917-639-4109
Fax: +1-917-639-4113
Email: droche@theruthgroup.com

Cubitt Consulting
Noga Villalon
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

Morgen Walke Israel
Maya Huli-Lustig
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                                                       U.S. DOLLARS IN THOUSANDS


                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                 1999             2000
                                                              ------------    -------------
                                                                AUDITED         UNAUDITED
                                                              ------------    -------------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                       $ 5,457          $ 3,267
Trade receivables (net of allowance for doubtful accounts
-$1,666 in 1999 and $1,911 in 2000)                              21,612           18,903
Accrued income                                                    9,012            8,730
Other receivables and prepaid expenses                            2,443            3,265
                                                                -------          -------

Total current assets                                             38,524           34,165
                                                                -------          -------

LONG-TERM TRADE RECEIVABLES                                          54              297
                                                                -------          -------

SEVERANCE PAY FUNDS                                                 861              996
                                                                -------          -------

FIXED ASSETS                                                     12,007           12,634
                                                                -------          -------

OTHER ASSETS:
Acquired developed technology                                     9,805            8,615
Other assets, net                                                 4,914            4,015
                                                                -------          -------

                                                                 14,719           12,630
                                                                -------          -------

                                                                $66,165          $60,722
                                                                =======          =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                       DECEMBER 31,        SEPTEMBER 30,
                                                                                          1999                 2000
                                                                                       ------------        -------------
                                                                                         AUDITED             UNAUDITED
                                                                                       ------------        -------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                                                      $  2,000           $  2,278
Current maturities of long-term bank loans                                                   2,639              3,111
Current maturities of capital lease obligations                                                434                547
Trade payables                                                                               2,774              2,654
Other payables and accrued expenses                                                          8,792              6,906
Deferred revenues                                                                            6,539              3,923
                                                                                          --------           --------

Total current liabilities                                                                   23,178             19,419
                                                                                          --------           --------

LONG TERM LIABILITIES:
Long-term bank loans                                                                         3,923              2,056
Capital lease obligations                                                                      742                318
Other lease obligations                                                                        759                588
Accrued severance pay                                                                        1,650              2,027
Deferred tax liability                                                                         445                313
                                                                                          --------           --------

Total long-term liabilities                                                                  7,519              5,302
                                                                                          --------           --------

SHAREHOLDERS' EQUITY:
Ordinary shares:
    Authorized - 20,000,000 shares of NIS 0.5 par value at December 31, 1999 and at September 30, 2000
    Issued and outstanding - 13,026,336 shares at December 31, 1999 and
     13,191,904 shares at September 30, 2000                                                 2,064              2,087
Additional paid-in capital                                                                  51,903             52,065
Accumulated other comprehensive loss                                                        (1,166)            (1,974)
Accumulated deficit                                                                        (17,333)           (16,177)
                                                                                          --------           --------

Total shareholders' equity                                                                  35,468             36,001
                                                                                          --------           --------

                                                                                          $ 66,165           $ 60,722
                                                                                          ========           ========

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS



                                           YEAR ENDED               THREE MONTHS ENDED                   NINE MONTHS ENDED
                                           DECEMBER 31,               SEPTEMBER 30,                        SEPTEMBER 30,
                                           ------------      -----------------------------           ---------------------------
                                              1999               1999               2000               1999              2000
                                           ---------          ---------          ---------          ---------          ---------
                                            AUDITED           UNAUDITED          UNAUDITED          UNAUDITED          UNAUDITED
                                           ---------          ---------          ---------          ---------          ---------
Revenues:
  Products                                  $ 43,023           $  8,905           $  9,914           $ 29,527           $ 29,977
  Services                                    11,483              4,034              4,351              8,536             12,425
                                            --------           --------           --------           --------           --------

                                              54,506             12,939             14,265             38,063             42,402
                                            --------           --------           --------           --------           --------

Operating expenses:
  Cost of products                            12,418              2,796              2,028             11,140              7,029
  Cost of services                             5,804              1,597              1,675              3,864              4,370
  Research and development                     9,306              2,551              2,713              6,225              7,782
  Selling, general and
   administrative                             20,638              4,640              5,133             13,161             15,637
  Depreciation                                 3,865              1,090              1,158              2,635              3,487
  Amortization                                 3,064                671                774              2,053              2,484
  Non recurring expenses                       2,705                 --                 --              2,705                 --
                                            --------           --------           --------           --------           --------

Total operating expenses                      57,800             13,345             13,481             41,783             40,789
                                            --------           --------           --------           --------           --------

Operating income (loss)                       (3,294)              (406)               784             (3,720)             1,613
Financial expenses, net                         (484)               (88)              (129)              (333)              (352)
                                            --------           --------           --------           --------           --------

Income (loss) before income taxes             (3,778)              (494)               655             (4,053)              1261
Income taxes                                      --                 --                (27)                --               (105)
                                            --------           --------           --------           --------           --------

Net income (loss)                           $ (3,778)          $   (494)          $    628           $ (4,053)          $  1,156
                                            ========           ========           ========           ========           ========

Basic income (loss) per share               $  (0.31)          $  (0.04)          $   0.05           $  (0.34)          $   0.09
                                            ========           ========           ========           ========           ========

Number of shares used in computing
basic income (loss) per share                 12,205             13,026             13,192             11,928             13,099
                                            ========           ========           ========           ========           ========

Diluted income (loss) per share             $  (0.31)          $  (0.04)          $   0.05           $  (0.34)          $   0.09
                                            ========           ========           ========           ========           ========

Number of shares used in computing
diluted income (loss)per share                12,205             13,026             13,421             11,928             13,397
                                            ========           ========           ========           ========           ========

SEGMENT REPORT

SEGMENT REPORTING
(US$ MIL.)

-------------------------------------------------------------------------------------------
                                    Q3 2000     Q3 1999      Q2 2000         YEAR-TO-DATE
                                                                         ------------------
                                                                          2000         1999
-------------------------------------------------------------------------------------------
PRODUCTS
Revenues                             $9.9         $8.9        $9.9        $30.0       $29.5
Cost of Revenues                     $2.0         $2.8        $2.2        $ 7.0       $10.8
Operating expenses (*)               $3.0         $2.8        $3.3        $ 9.0       $ 8.5

Contribution                         $4.9         $3.3        $4.3        $13.9       $10.2
EBITDA                               $5.9         $4.3        $5.4        $16.9       $12.9
Segment Net Capital                  $2.7         $1.8        $2.5        $ 7.7       $ 5.1

SERVICES
Revenues                             $4.4         $4.0        $4.2        $12.4       $ 8.5
Cost of Revenues                     $1.7         $1.6        $1.5        $ 4.4       $ 3.8
Operating expenses (*)               $1.4         $1.2        $1.4        $ 4.0       $ 2.7

Contribution                         $1.3         $1.2        $1.3        $ 4.1       $ 2.1
EBITDA                               $1.8         $1.6        $1.8        $ 5.5       $ 3.1
Segment Net Capital                  $8.5         $7.3        $7.4        $23.2       $18.1
------------------------------------------------------------------------------------------------

(*) R&D and some Marketing, G&A, Depreciation and Amortization expenses are not allocated to segments